Exhibit 99.1

InterOil Sets First Quarter 2016 Results Conference Call Date

SINGAPORE and PORT MORESBY, Papua New Guinea, May 5, 2016 /PRNewswire/ -- InterOil Corporation (NYSE, POMSoX: IOC) will release its financial and operating results for the first quarter 2016, before the market opens for trading on Friday, May 13, 2016. The full text of the news release and accompanying financials will be available on the company's website at www.interoil.com.

A conference call will be held on Friday, May 13, 2016 at 8:00 a.m. US Eastern (8:00 p.m. Singapore) to discuss the results, as well as the company's outlook.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (800) 230 1085 in the US, or +1 (612) 234 9960 from outside the US. A replay of the audio web cast will be available soon afterwards on the website.

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About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	North America
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee	James Golden / Aaron Palash
Communications Specialist	Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222	T: +1 212 355 4449
E: ann.lee@interoil.com	E: ioc-jf@joelefrank.com